FILE # 82-2877.

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions. The information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized agents. You may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, about the collection and use of this information; you can find contact details on the back of this report.

03007217

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: ☐ ☐ ☐ 6

Date of last report filed (day/month/year): 31/12/02

or

If initial report, date on which you became an insider (day/month/year):

Change in relationship from last report: ☐ yes ☑ no

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER

Family name or corporate name: COSTERA

Given names: BRUCE

No. / Street: 700 WEST PENDER ST. #1520

City: VANCOUVER

Prov.: B.C.   Postal code: V6C 2T8

Business telephone number: 604-662-8119

Business fax number: 604-662-8616

Change in name, address or telephone number from last report: ☐ yes ☑ no

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
COMMON	1,768,328	02/01/03	10		10,500	.15		1,757,828		
"	1,757,828	03/01/03	10		10,000	.16		1,747,828		
"	1,747,828	03/01/03	10		40,000	.15		1,707,828		
"	1,707,828	03/01/03	10		5,000	.16		1,702,828		
"	1,702,828	03/01/03	10		27,000	.16		1,675,828		
"	1,675,828	03/01/03	10		80,000	.15		1,595,828		
"	1,595,828	03/01/03	10		25,000	.15		1,570,828		

Attachment ☐ yes ☐ no

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence ☐ English ☐ French

Keep a copy for your file

BOX 6. REMARKS

PROCESSED

MAR 10 2003

THOMSON FINANCIAL

SUPPL

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): BRUCE COSTERA

Signature: [signature]

Date of the report (day/month/year): 07/01/03

03 MAR -6 AM 7:21

dlw 3/17

BCSC 55-102F6 Rev. 2001/6/25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: ☐ ☐ ☐ 6

Date of last report filed (day/month/year): 31/12/02

or

If initial report, date on which you became an insider (day/month/year):

Change in relationship from last report: ☐ yes ☑ no

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: COSTERA

Given names: BRUCE

No. / Street: 700 WEST PENDER ST. #1520

City: VANCOUVER

Prov.: B.C. Postal code: V6C 1G8

Business telephone number: 604 - 662 - 8119

Business fax number: 604 - 662 - 8616

Change in name, address or telephone number from last report: ☐ yes ☑ no

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or the insider over which control or direction is exercised
COMMON	1,570,828	03/01/03	10		1,000	.16	☐	1,569,828	1	
"	1,569,828	06/01/03	10		25,000	.14	☐	1,544,828	1	
"	1,544,828	07/01/03	10		10,500	.14	☐	1,534,328	1	
"	1,534,328	07/01/03	10		1,500	.13	☐	1,532,828	1	
"	1,532,828	08/01/03	10		12,000	.14	☐	1,520,828	1	
"	1,520,828	08/01/03	10		7,500	.15	☐	1,513,328	1	
"	1,513,328	08/01/03	10		500	.13	☐	1,512,828	1	

Attachment ☐ yes ☐ no

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): BRUCE COSTERA

Signature: [signature]

Date of the report (day/month/year): 01/01/03

Correspondence ☐ English ☐ French

Keep a copy for your file

BCSC 55-102F6 Rev. 2001/6/25 Version française disponible sur demande

FILE #822877

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERD

GIVEN NAMES: BRUCE

NO. STREET: 700 WEST PENDER ST. #1520

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6C 1G8

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 6

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 31/12/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER:

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓑ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,512,828	09/01/03	10		50,000	.14		[illegible]	D	
"	1,462,828	13/01/03	10		13,000	.14		1,449,828	D	
"	1,449,828	13/01/03	10		80,000	.14		1,369,828	D	
"	1,369,828	15/01/03	10		12,000	.14		1,357,828	D	
"	1,357,828	16/01/03	10		1,000	.14		1,356,828	D	
"	1,356,828	16/01/03	10		13,000	.13		1,343,828	D	
"	1,343,828	17/01/03	10		10,000	.14		1,333,828	D	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 01/01/03

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 6

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 31/12/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER:

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERA

GIVEN NAMES: BRUCE

NO. / STREET: 700 WEST PENDER ST. #1520

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6C 1G8

BUSINESS TELEPHONE NUMBER: 604 - 662 - 8119

BUSINESS FAX NUMBER: 604 - 662 - 8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,333,828	20/01/03	10		12,000	.13		1,321,828	1	
"	1,321,828	21/01/03	10		13,000	.13		1,308,828	1	
"	1,308,828	21/01/03	10		13,000	.13		1,295,828	1	
"	1,295,828	22/01/03	10		15,000	.13		1,280,828	1	
"	1,280,828	23/01/03	10		14,000	.13		1,266,828	1	
"	1,266,828	23/01/03	10		70,000	.13		1,196,828	1	
"	1,196,828	23/01/03	10		80,000	.13		1,116,828		

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 01/01/03

BCSC 55-102F6 Rev. 2001/4/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE# 82-2877.

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 6

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 12/31/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERA

GIVEN NAMES: BRUCE

NO. / STREET: 700 WEST PENDER ST. #1520

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6C 1G8

BUSINESS TELEPHONE NUMBER: 604 - 662-8119

BUSINESS FAX NUMBER: 604 - 662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	4,116,828	23/01/03	10		1,000	.14		4,115,828	1	
"	4,115,828	27/01/03	10		30,000	.14		4,085,828	1	
OPTIONS	4,390,000							4,390,000	1	
WARRANTS	4,379,667							4,379,667	1	
RRSP	595,715	02/01/03	10		25,000	.15		570,715	2	
"	570,715	31/01/03	10		50,000	.14		520,715	2	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 01/01/03

BCSC 55-102F6 Rev. 2001/4/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-2877

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: COSTERA
Given names: BRUCE
No. Street: 700 WEST PENDER ST. #1520
City: VANCOUVER
Prov.: B.C. Postal code: V6C 1G8
Business telephone number: 604 - 662 - 8119
Business fax number: 604 - 662 - 8616
Change in name, address or telephone number from last report: ☐ yes ☑ no

BOX 3. INSIDER DATA

Relationship(s) to reporting issuer: 01
Change in relationship from last report: ☐ yes ☑ no
Date of last report filed: 12/31/02 (day/month/year)
or
If initial report, date on which you became an insider: (day/month/year)

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price / exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
RRSP	520,715	31/01/03	10		30,000	.13		490,715	D	
"	490,715	31/01/03	10		20,000	.14		470,715	D	

Attachment ☐ yes ☐ no

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence ☐ English ☐ French

Keep a copy for your file

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): BRUCE COSTERA
Signature: [signature]
Date of the report: 01/01/03 (day/month/year)

CSBC 55-102F6 Rev. 2001/4/25

Version française disponible sur demande

FORM 55-102F6

FILE #82-2877

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 01

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 30/11/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERA

GIVEN NAMES: BRUCE

NO. / STREET: 700 WEST PENDER ST. #1520

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6C 1G8

BUSINESS TELEPHONE NUMBER: 604 - 662-8119

BUSINESS FAX NUMBER: 604 - 662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
COMMON	2,905,828	03/12/02	10		100,000	.10		2,805,828		
"	2,805,828	04/12/02	10		10,000	.10		2,795,828		
"	2,795,828	05/12/02	10		100,000	.10		2,695,828		
"	2,695,828	09/12/02	10		10,000	.10		2,685,828		
"	2,685,828	10/12/02	10		20,000	.10		2,665,828		
"	2,665,828	10/12/02	10		41,500	.10		2,624,328		
"	2,624,328	11/12/02	10		6,000	.10		2,618,328		

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/12/02

BCSC 55-102F6 Oct. 2001 / 6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE# 82-2877.

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 6

Change in relationship from last report: ☐ yes ☑ no

Date of last report filed (day/month/year): 30/11/02

or, if initial report, date on which you became an insider (day/month/year):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: COSTERA

Given names: BRUCE

No. / Street: 700 WEST PENDER ST. #1520

City: VANCOUVER

Prov.: B.C. Postal code: V6C 1G8

Business telephone number: 604 - 662-8119

Business fax number: 604 - 662-8616

Change in name, address or telephone number from last report: ☐ yes ☑ no

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓑ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ Designation of class of securities	Ⓑ Balance of class of securities on last report	Ⓒ Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	Ⓓ Present balance of class of securities held	Ⓔ Direct/indirect ownership/control or direction	Ⓕ Identify the registered holder where ownership is indirect or the insider who exercises control or direction
COMMON	2,618,328	12/12/02	10		8,000	.10		2,610,328		
"	2,610,328	12/12/02	10		24,000	.10		2,586,328		
"	2,586,328	12/12/02	10		40,000	.09		2,546,328		
"	2,546,328	13/12/02	10		24,000	.10		2,522,328		
"	2,522,328	13/12/02	10		40,000	.10		2,482,328		
"	2,482,328	16/12/02	10		40,500	.10		2,441,828		
"	2,441,828	19/12/02	11		100,000	.10		2,341,828		

Attachment ☐ yes ☐ no

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence ☐ English ☐ French

Keep a copy for your file

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): BRUCE COSTERA

Signature: [signature]

Date of the report (day/month/year): 31/12/02

CSA/ACVM Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE # 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: COSTERA

Given names: BRUCE

No., Street: 700 WEST PENDER ST. #1520

City: VANCOUVER

Prov.: B.C. Postal code: V6C 1G8

Business telephone number: 604-662-8119

Business fax number: 604-662-8616

Change in name, address or telephone number from last report: ☐ yes ☑ no

BOX 3. INSIDER DATA

Relationship(s) to reporting issuer: 6

Date of last report filed (day/month/year): 30/11/02

Change in relationship from last report: ☐ yes ☑ no

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ BRITISH COLUMBIA ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☐ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A Designation of class of securities	B Balance of class of securities on last report	C Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	D Present balance of class of securities held	E	F
COMMON	2,341,828	23/12/02	10		20,000	.10		2,321,828	11	
"	2,321,828	24/12/02	10		20,000	.10		2,301,828	11	
"	2,301,828	27/12/02	10		20,000	.13		2,281,828	11	
"	2,281,828	27/12/02	10		20,000	.14		2,261,828	1	
"	2,261,828	27/12/02	10		10,000	.14		2,251,828	11	
"	2,251,828	27/12/02	10		20,000	.12		2,231,828	11	
"	2,231,828	27/12/02	10		20,000	.11		2,211,828	11	

Attachment ☐ yes ☐ no

Correspondence ☐ English ☐ French

BOX 6. REMARKS

BOX 7. SIGNATURE

Name (block letters): BRUCE COSTERA

Signature: [signature]

Date of the report: 31/12/02

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE# 82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: COSTERA

GIVEN NAMES: BRUCE

NO. STREET: 700 WEST PENDER ST. #1520

CITY: VANCOUVER

PROV.: B.C. V6C 1G8

BUSINESS TELEPHONE NUMBER: 604 - 662-8119

BUSINESS FAX NUMBER: 604 - 662-8616

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☑ NO

BOX 3. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER ☐ ☐ ☐ 5

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 30/11/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUEBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	2,211,828	27/12/02	10		20,000	.12		2,191,828	1	
"	2,191,828	27/12/02	10		34,500	.12		2,157,328	1	
"	2,157,328	27/12/02	10		200,000	.12		1,957,328	1	
"	1,957,328	30/12/02	10		10,000	.15		1,947,328	1	
"	1,947,328	30/12/02	10		10,500	.14		1,936,828	1	
"	1,936,828	30/12/02	10		39,500	.13		1,897,328	1	
"	1,897,328	30/12/02	10		40,000	.13		1,857,328	1	

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE COSTERA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 31/12/02

BCSC/OSC-55-102F6 Rev. 2001/4/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FILE #82-2877

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: ☐ ☐ ☐ ☑ 6

Date of last report filed (day/month/year): 30/11/02

or if initial report, date on which you became an insider: ____

Change in relationship from last report: ☐ yes ☑ no

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: COSTERA

Given names: BRUCE

No. / Street: 700 WEST PENDER ST. #1520

City: VANCOUVER

Prov.: B.C. Postal code: V6C 1G8

Business telephone number: 604-662-8119

Business fax number: 604-662-8616

Change in name, address or telephone number from last report: ☐ yes ☑ no

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or the insider over which control or direction is exercised
COMMON	1,857,328	30/12/02	10		59,500	.13	☐	1,797,828	1	
"	1,797,828	30/12/02	10		9,500	.15	☐	1,788,328	1	
"	1,788,328	31/12/02	10		20,000	.13	☐	1,768,328	1	
							☐			
OPTIONS	4,390,000						☐	4,390,000	1	
WARRANTS	4,379,667						☐	4,379,667	1	
RRSP	615,715	27/12/02	10		20,000	.14	☐	595,715	2	

Attachment ☐ yes ☐ no

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

Correspondence ☐ English ☐ French

Keep a copy for your file

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): BRUCE COSTERA

Signature: [signature]

Date of the report (day/month/year): 31/12/02

BCSC-55-102F6 Rev. 2001/4/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

FILE #82-2877

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

GALLERY RESOURCES LTD.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 6

Date of last report filed (Day/Month/Year): 31/10/02

Or, if initial report, date on which you became an insider: [blank]

Change in relationship from last report: ☐ Yes ☑ No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: COSTERA

Given names: BRUCE

No. / Street: 700 WEST PENDER ST. #1520

City: VANCOUVER

Prov.: B.C. — Postal code: V6C 1G8

Business telephone number: 604-662-8119

Business fax number: 604-662-8616

Change in name, address or telephone number from last report: ☐ Yes ☑ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ Alberta
- ☑ British Columbia
- ☐ Manitoba
- ☐ Newfoundland
- ☐ Nova Scotia
- ☐ Ontario
- ☐ Québec
- ☐ Saskatchewan

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day/Month/Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or the person or company exercising control or direction
COMMON	3,235,828	01/11/02	10		10,000	.14		3,225,828	1	
"	3,225,828	01/11/02	10		10,000	.13		3,215,828	1	
"	3,215,828	04/11/02	10		10,000	.14		3,205,828	1	
"	3,205,828	19/11/02	11		300,000	.13		2,905,328	1	
OPTIONS	4,390,000							4,390,000	1	
WARRANTS	4,379,667							4,379,667	1	
RRSP	615,715							615,715	2	

[illegible] ☐ Yes ☐ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

[illegible] ☐ English ☐ French

[illegible] COPY FOR YOUR FILE

[illegible] VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

[blank]

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): BRUCE COSTERA

Signature: [signature]

Date of the report: 30/11/02